

Mailstop 3233

July 18, 2016

VIA E-MAIL
Mr. Robert G. O'Brien
Chief Financial Officer
Forest City Realty Trust, Inc.
1100 Terminal Tower, 50 Public Square
Cleveland, OH, 44113

>   **Re:**   **Forest City Realty Trust, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 23, 2016**
>   **File No. 001-37671**
>
>   **Form 8-K**
>   **Filed May 5, 2016**
>   **File No. 001-37671**

Dear Mr. O'Brien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 5, 2016

Exhibit 99.1

Reconciliation of Net Operating Income (non-GAAP) to Earnings (Loss) Before Income Taxes (GAAP), page 29

1.   We note within your reconciliation you have made adjustments to total revenues and operating expenses and present subtotals labeled "Adjusted revenues" and "Adjusted operating expenses". It appears that "Adjusted revenues" and "Adjusted operating expenses" represent non-GAAP measures. Please revise future disclosures to include the required disclosures outlined within Item 10(e) of Regulation S-K for such non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities